Exhibit 4.1

                           PRECISE LIFE SCIENCES LTD.
                              2002 STOCK INCENTIVE
                                      AND
                                  OPTION PLAN

     1. THE PLAN.

          The purpose of the Precise Life Sciences Ltd.'s (the Company) 2002 Stock Incentive and Option Plan (the Plan) is to provide the Company with the means of attracting and retaining the services of highly motivated and qualified directors and key personnel.

          The Plan is intended to advance the interests of the Company and its stockholders by affording to key employees, consultants and non-employee directors, upon whose skill, judgment, initiative, and efforts the Company is largely dependent for the successful conduct of its business, an opportunity for investment in the Company and incentives inherent in stock ownership in the Company. The term Company shall include all subsidiaries of the Company.

     2. LEGAL COMPLIANCE.

          It is the intent of the Plan that it conform in all respects with the requirements of Rule 16b-3 of the Securities and Exchange Commission under the Securities Exchange Act of 1934 (Rule 16b-3) or, in connection with Incentive Stock/Options (ISOs), as such term is defined in Section 422
(a) of the Internal Revenue Code of 1986 (the Code) as mentioned from time to time. If any aspect of the Plan does not conform to Section 422 (a) of the Code, as amended from time to time, such aspect shall be deemed to be modified, deleted, or otherwise changed as necessary to insure continued compliance with such provisions.

     3. ADMINISTRATION OF THE PLAN.

            3.1   PLAN   COMMITTEE:   The  Plan   shall   be administered by a
committee (the Committee). The members of the Committee shall be appointed from time to time by the Board of Directors of the Company (the Board) and shall consist of not less than two (2) nor more than five (5) persons.

            3.2 COMMITTEE PROCEDURES: The Committee from time to time may adopt such rules and regulations for carrying out the purposes of the Plan as it may deem proper and in the best interests of the company. The committee
shall keep minutes  of  its  meetings and records of  its  actions.   A Majority
of the members of the committee shall constitute a quorum for the transaction of any business by the Committee. The Committee may act at any time by an affirmative vote of a majority of those members voting. Such vote may be
taken at   a   meeting   which   may  be  conducted   in   person,
telephonically, or by written consent of all Committee members without a meeting.

            3.3 FINALITY OF COMMITTEE ACTION: The Committee's actions shall be final and conclusive and binding on all persons, including, without limitations, the Company, its stockholders, the Committee and each of the members of the Committee, respective successor(s) and interest(s).

            3.4  NON  LIABILITY  OF  COMMITTEE  MEMBERS:   No Committee   member
shall  be  liable  for  any  action   or determination made by him in good faith
with respect to  the Plan or any Options granted or shares issued thereunder.

     4. NON-EXCLUSIVITY OF THE PLAN.

          Nothing  contained  in the  Plan  is  intended  to amend,   modify,
or   rescind  any  previously   app[roved compensation  plan(s), program(s) or
option(s) entered  into by  the  Company.   This Plan shall be construed  to  be
in addition to and independent of any and all such other arrangements. Neither the adoption of the Plan by the Board nor the submission of the Plan to
the Stockholders  of  the Company   for  approval  shall  be  construed  as
creating limitations on the power or authority of the Board to adopt, with or without stockholder approval, such additional or other compensation arrangements as the Board may from time to time deem desirable.

     5. GOVERNING LAW.

          The Plan and all rights and obligations under it shall be construed and enforced in accordance with the laws of the State of Nevada.